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                                       United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549

                                       FORM N-17f-2

                    Certificate of Accounting of Securities and Similar
                               Investments in the Custody of
                              Management Investment Companies

                         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:               Date examination completed:
   811-09481                                         11/1/02

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2. State identification Number:
  ----------------------------------------------------------------------------------------
  AL             AK            AZ             AR             CA             CO
  ----------------------------------------------------------------------------------------
  CT             DE            DC             FL             GA             HI
  ----------------------------------------------------------------------------------------
  ID             IL            IN             IA             KS             KY
  ----------------------------------------------------------------------------------------
  LA             ME            MD             MA             MI             MN
  ----------------------------------------------------------------------------------------
  MS             MO            MT             NE             NV             NH
  ----------------------------------------------------------------------------------------
  NJ             NM            NY             NC             ND             OH
  ----------------------------------------------------------------------------------------
  OK             OR            PA             RI             SC             SD
  ----------------------------------------------------------------------------------------
  TN             TX            UT             VT             VA             WA
  ----------------------------------------------------------------------------------------
  WV             WI            WY             PUERTO RICO
  ----------------------------------------------------------------------------------------
  Other (specify):
  ----------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:
   Huntington VA Funds

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4. Address of principal executive office (number, street, city, state, zip code):
   3805 Edward Rd, Suite 350, Cincinnati, OH 45209

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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

November 1, 2002



    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of Huntington VA Funds - VA Growth Fund, VA Income Equity Fund, VA Rotating Index Fund, VA Dividend Capture Fund, VA Mid Corp America Fund, and VA New Economy Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2002, and from June 30, 2002 through September 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, and from June 30, 2002 through September 30, 2002, with respect to securities reflected in the investment accounts of the Funds.

Huntington VA Funds

By: /s/ Dave Carson

Dave Carson
Treasurer

                         Independent Accountants' Report



To the Board of Trustees of
Huntington VA Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Huntington VA Funds - VA Growth Fund, VA Income Equity Fund, VA Rotating Index Fund, VA Dividend Capture Fund, VA Mid Corp America Fund, and VA New Economy Fund (the Funds), complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of security purchase and sales, for the period from June 30, 2002 (the date of our last examination), through September 30, 2002:

    1. Confirmation of all securities held as of September 30, 2002 in book entry form by the Federal Reserve Bank of Boston, Bank of New York, and Depository Trust Company, without prior written notice to management;

    2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of the underlying trade ticket or broker confirmation;

    3. Reconciliation of all such securities to the books and records of the Funds and Huntington National Bank, N.A.;

    4. Confirmation of all repurchase agreements as of September 30, 2002 with brokers/banks and agreement of underlying collateral with Huntington National Bank, N.A. records; and,

    5. Agreement of selected security purchases and sales since June 30, 2002, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
November 1, 2002